November 8, 2024

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
RT.5/RW.4, Karet, Semanggi
Kota Jakarta Selatan
Daerah Khusus Ibukota
Jakarta 12930, Indonesia

        Re: NusaTrip Incorporated
            Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted October 23, 2024
            CIK No. 0002006468
Dear Tjin Patrick Soetanto:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form S-1
Convertible Notes, page 6

1.     You disclose terms of the convertible notes, including that Convertible
Notes
       automatically convert into an aggregate of 1,066,668 shares of Common Stock upon the effectiveness of the registration statement, at a conversion price of $1.50 per share.
       However, your currently submitted Exhibits 10.5-10.7 do not appear to disclose such terms. You have disclosure on page 34 that references amendments to your SPAs that
 November 8, 2024
Page 2

      reflect such terms. Please file all amendments to your SPAs that reflect the terms as disclosed.
Prospectus Summary
Voting and Other Rights of Common Stock and Super Voting Preferred Stock, page
6

2.    You disclose that on September 3, 2024, you issued 75,000 shares of the
Company   s
      Super Voting Preferred Stock to Heather Maynard, but then on October 14, 2024, you
      cancelled the issuance of the Company   s Super Voting Preferred Stock to
Heather
      Maynard, and that the 75,000 Super Voting Preferred Stocks are now held in the treasury. Please revise to provide additional background on why Ms.
Maynard
      surrendered the shares and whether any consideration that was paid for them. Please also disclose if you have any plan, arrangements, or intention to issue any Super
      Voting Preferred Stock in the near future.
Business, page 55

3. Please update your metrics and analysis of the SEA travel market used in the section to reflect the passage of time. For example, you have charts on page 57 with "full year-estimates" for 2023, and on the top of page 59, you disclose domestic and international travel within SEA with a decline in 2020-2021, followed by a post-
      COVID revival in 2022, with international travel at that time still taking longer to rebound, with airlines struggling with demand and high costs deterring travelers. You also disclose hotel occupancy in 2022, and that for much of 2022, tourists from China remained limited, but that you expect "significant increases in inbound travel from
      China, Japan and Korea to drive travel GMV going forward." Considering that it is now November of 2024, please update your disclosure to reflect developments over that time period and updated metrics.
Employment Agreements, page 81

4. Once the information is available, please expand the new disclosures to quantify the annual salary for each named officer.
5. In response to comment 6, we note that Heather Maynard will no longer be your controlling stockholder; however, it appears that she will still be your Executive
      Chairwoman and a director following the offering. Please revise to discuss any relationships, agreements, or affiliations that Ms. Maynard may have with Society
      Pass and its affiliates. For example, we note that in Amendment No. 3 to a Form S-1
      333-281589 filed by Thoughtful Media Group Incorporated (TMG), which you describe as a "sister company," that registrant discloses that on
September 30, 2023,
      Society Pass, Heather Maynard, and Thoughtful Media entered into an employment agreement in which Ms. Maynard agreed to serve as the chairwoman of the board, representing Society Pass on the board of the TMG, and would receive EUR
      120,000 (approximately $130,492) per year for her services. Please discuss if Ms.
      Maynard, Society Pass and NusaTrip have entered into any similar agreement for her similar services to NusaTrip.
 November 8, 2024
Page 3

Selling Stockholders, page A-3

6. You disclose that no Selling Stockholder is a broker-dealer or an affiliate of a broker-
       dealer. However, it appears that Grit Multi-Strategies Investment Company Limited may be affiliated with Grit Securities Limited, a licensed broker in Hong Kong. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise your disclosure accordingly or advise.
Plan of Distribution , page A-5

7. We note your disclosure on page Alt-5 that your selling shareholders may sell their securities by any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to the undertaking required by Item 512(a)(1)(iii) of Regulation S-
       K.
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if
you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-
551-3271 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Ted Paraskevas, Esq., of Loeb & Loeb LLP